Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 12, 2006

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	RESPONSE BIOMEDICAL CORP

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 76123L105/CA76123L1058/COMMON
3.	CUSIP/Class of Security entitled to vote	: 76123L105/CA76123L1058/COMMON
4.	Record Date for Notice	: 10 May 2006
5.	Record date for Voting	: 10 May 2006
6.	Beneficial Ownership determination date	: 10 May 2006
7.	Meeting Date	: 22 Jun 2006
8.	Meeting Location	: Vancouver, BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401